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August 18, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

Washington, DC 20549

Re:	Dalrada Financial Corporation
Registration Statement on Form S-1
Filed August 6, 2020
File No. 333-241742

To Whom It May Concern:

We are securities counsel to Dalrada Financial Corporation (“DFCO” or the “Company”), and on behalf of the Company, this letter sets forth the responses of the Company to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 14, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted August 6, 2020 (File No. 333-241742) (the “Filing”). The Company’s response set forth below correspond to the comment as numbered in the Comment Letter.

Registration Statement on Form S-1 filed August 6, 2020

Cover Page

1.	We note that you have not disclosed a price for the shares to be sold by the selling stockholders. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders. Please also confirm that you are selling the shares in your Direct Offering at a fixed price for the duration of the offering.

Response: In response to the Staff’s comments, the Company has updated the Cover page to include the following for both the Direct Offering fixed price and the selling shareholders fixed price:

For the Direct Offering: … for sale to the public by us at a fixed price of $0.08 per share for the duration of the offering or until our Common Stock is quoted on the OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Notwithstanding our belief that upon the effective date of this registration statement our Common Stock will qualify for quotation on the OTCQB and we intend to pursue application for admission to the OTCQB, we cannot assure you that our Common Stock will, in fact, be quoted on the OTCQB tier. This offering will terminate when all 10,000,000 shares are sold or one year from the date of effectiveness, unless we terminate it earlier.

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

August 19, 2020

Page Two

For the selling shareholder shares: … Our Common Stock is subject to quotation on OTC Markets “PINK” under the symbol “DFCO.” On July 30, 2020, the average of the lowest and highest reported sales price for our Common Stock was $0.08 per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock. The shares of our Common Stock may be offered and sold by the Selling Shareholders at a fixed price of $0.08 per share or until our Common Stock is quoted on the OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Notwithstanding our belief that upon the effective date of this registration statement our Common Stock will qualify for quotation on the OTCQB and we intend to pursue application for admission to the OTCQB, we cannot assure you that our Common Stock will, in fact, be quoted on the OTCQB tier. We will not receive proceeds from the sale of shares from the selling shareholders.

In addition, we have made similar disclosure in response to Comment 1 under: (i) The Offering-Terms of the Offering; (ii) The Risk Factor - The Offering price of Our Common Stock is Fixed, and (iii) Plan of Distribution – Terms of the Offering.

Please direct your questions or comments regarding this response to me at . Thank you for your assistance.

Very truly yours

FLETCHER ROBBE INTERNATIONAL

ATTORNEYS AT LAW

By: /s/ Fletcher A. Robbe

Fletcher A. Robbe, Esq.

For The Firm

cc:	Brian Bonar Chief Executive Officer Dalrada Financial Corporation